UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

INTEVAC, INC.
(Name of Subject Company)

IRVINE ACQUISITION HOLDINGS, INC.
(Offeror)

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY
(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.001 per share
(Title of Class of Securities)

461148108
(CUSIP Number of Class of Securities)

James C. Lee
Seagate Technology Holdings Public Limited Company
Senior Vice President, Chief Legal Officer, and Corporate Secretary
121 Woodlands Avenue 5
Singapore
(65) 6018-2562
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Adam O. Emmerich, Esq.
John L. Robinson, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Irvine Acquisition Holdings, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Seagate Technology Holdings plc, an Irish public limited company (“Seagate”), with the U.S. Securities and Exchange Commission on March 3, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of the common stock, par value $0.001 per share (the “Shares”), of Intevac, Inc., a Delaware corporation (“Intevac”), at a price per Share of $4.00, payable in cash at closing, without interest and subject to reduction for any applicable withholding taxes, pursuant to the terms and conditions set forth in the offer to purchase, dated March 3, 2025 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

a)	The following sentence in quotations is added:

•	At the end of the paragraph that starts with “The Offer is being made…” on page (i);

•	At the end of the paragraph that starts with “Intevac will pay its regular quarterly dividend…” on page 1;

•	At the end of the paragraph that starts with “Yes. The Merger Agreement provides…” on page 2;

•	At the end of the paragraph that starts with “We are making the Offer…” on page 10;

•	At the end of the paragraph that starts with “The Merger Agreement provides…” on page 20; and

•	At the end of the paragraph that starts with “The Merger Agreement provides…” on page 48.

“Seagate and Intevac have mutually agreed that Intevac will pay the Special Dividend on March 28, 2025, to stockholders of record of Intevac as of March 14, 2025.”

b)
The information set forth in the Offer to Purchase under “The Tender Offer – Section 16 – Certain Legal Matters; Regulatory Approvals” is amended and supplemented to add the following paragraph at the end of such section on page 51 of the Offer to Purchase:

“Securityholder Litigation. In March 2025, three lawsuits were filed by purported stockholders of Intevac in connection with the Offer.  The three lawsuits are captioned: Clark  v. Intevac, Inc., et al., Index No. 651252/2025 (N.Y. Sup. Ct.) (filed Mar. 4, 2025) (the “Clark Complaint”); Miller v. Intevac, Inc., et al., Index No. 651267/2025 (N.Y. Sup. Ct.) (filed Mar. 5, 2025) (the “Miller Complaint”); and Zhen v. Intevac, Inc., et al., C.A. No. 5:25-cv-2292 (N.D. Cal.) (filed Mar. 5, 2025) (the “Zhen Complaint,” and, collectively with the Clark Complaint and Miller Complaint, the “Complaints”).  Each of the Complaints names as defendants Intevac and the members of the Intevac Board of Directors.  The Clark Complaint and Miller Complaint allege violations of New York common law for negligent misrepresentation and concealment and negligence.  The Zhen Complaint alleges violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder.  Additional lawsuits may be filed against Intevac, the Intevac Board of Directors, Seagate and/or Purchaser in connection with the Offer, the Merger, and/or the Schedule 14D-9.

The Complaints generally allege that the Schedule 14D-9 (as filed with the SEC on March 3, 2025) contains materially incomplete and misleading information concerning, among other things: (1) Intevac’s financial projections; (2) the financial analyses performed by Houlihan Lokey; (3) Houlihan Lokey’s compensation and potential conflicts of interest; and (4) potential conflicts of interest faced by Intevac’s executive officers and directors.

The Complaints seek, among other things, (1) to enjoin the defendants from proceeding with the Offer or the Merger; (2) to rescind the Offer or the Merger or recover damages in the event that the Merger is consummated; (3) to cause the defendants to disseminate revised disclosures; and (4) an award of costs of bringing the lawsuits, including reasonable attorneys’ and experts’ fees and expenses, in addition to the other relief.

Additional lawsuits arising out of the Offer and Merger may be filed in the future.  No assurances can be made as to the outcome of such lawsuits or the Complaints.

Intevac has also received correspondence from law firms claiming to represent purported stockholders, demanding that additional disclosures be provided and in some cases threatening litigation if additional disclosures are not made.  Purchaser cannot predict whether any of such demands or threats will result in litigation, whether additional demands or litigation may materialize, or the outcome of any related litigation.  If additional similar complaints are filed or additional demands are received, absent new or different allegations that are material, Purchaser will not necessarily disclose them.”

Item 1.          Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.          Subject Company Information.

Regulation M-A Item 1002

(a)          Name and Address.  The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Intevac, Inc.
3560 Bassett Street
Santa Clara, CA 95054
(408) 986-9888

(b)-(c)          Securities; Trading Market and Price.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.          Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)          Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Seagate and Purchaser”)

SCHEDULE I — Information Relating to Seagate and Purchaser

Item 4.          Terms of the Transaction.

Regulation M-A Item 1004

(a)          Material Terms.  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.          Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)          Transactions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

(b)          Significant Corporate Events.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

THE TENDER OFFER —Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)

Item 6.          Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)          Purposes.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)

(c) (1)-(7)          Plans.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.          Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)          Source of Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

(b)          Conditions.  The Offer is not subject to a financing condition.

(d)          Borrowed Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions to the Offer”)

Item 8.          Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)          Securities Ownership.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Seagate and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)

SCHEDULE I — Information Relating to Seagate and Purchaser

(b)          Securities Transactions.  None.

Item 9.          Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)          Solicitations or Recommendations.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.          Financial Statements.

Regulation M-A Item 1010

(a)          Financial Information.  Not Applicable.

(b)          Pro Forma Information.  Not Applicable.

Item 11.          Additional Information.

Regulation M-A Item 1011

(a)          Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)          Other Material Information.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.          Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated March 3, 2025.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement as published in The New York Times on March 3, 2025.

(a)(1)(F)*
Joint Press Release issued by Seagate Technology Holdings plc and Intevac, Inc. on February 13, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Seagate Technology Holdings plc with the U.S. Securities and Exchange Commission on February 13, 2025).

(a)(1)(G)*
Email to Intevac, Inc. Employees on February 13, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Seagate Technology Holdings plc with the U.S. Securities and Exchange Commission on February 13, 2025).

(d)(1)*
Agreement and Plan of Merger, dated as of February 13, 2025, by and among Seagate Technology Holdings plc, Intevac, Inc., and Irvine Acquisition Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Intevac, Inc. with the U.S. Securities and Exchange Commission on February 13, 2025).

(d)(2)*
Form of Tender and Support Agreement, dated as of February 13, 2025, by and among Seagate Technology Holdings, plc, Irvine Acquisition Holdings, Inc. and certain stockholders of Intevac, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Intevac, Inc. with the U.S. Securities and Exchange Commission on February 13, 2025).

(d)(3)*	Non-Binding Term Sheet, dated as of January 29, 2025, by and between Seagate Technology Holdings plc and Intevac, Inc.

(d)(4)*	Letter agreement, dated as of January 3, 2025, between Intevac, Inc. and Seagate Technology Holdings plc.

(g)	None.

(h)	None.

107*	Filing fee table

*          Previously filed.

Item 13.          Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2025

IRVINE ACQUISITION HOLDINGS, INC.

By:	/s/ James C. Lee
Name:	James C. Lee
Title:	Managing Director

SEAGATE TECHNOLOGY HOLDINGS PLC

By:	/s/ James C. Lee
Name:	James C. Lee
Title:	Senior Vice President, Chief Legal Officer, and Corporate Secretary